Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 16, 2018

Relating to Preliminary Prospectuses dated July 9, 2018

Registration No. 333-225741

Tilray, Inc.

This free writing prospectus relates to the initial public offering of common stock of Tilray, Inc. (“Tilray”) and should be read together with the preliminary prospectuses dated July 9, 2018 (the “Preliminary Prospectuses”) that were included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of common stock. On July 16, 2018, Tilray filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 2”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1731348/000119312518219032/0001193125-18-219032-index.htm

The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectuses.

Under the section titled “Prospectus Summary,” the disclosure has been updated to announce our entry into a memorandum of understanding to supply the province of British Columbia in anticipation of adult-use legalization in Canada.

Under the section titled “Prospectus Summary – The Offering,” the following updates have been made:

•	The number of shares of Class 2 common stock to be outstanding after this offering is 75,127,375 shares.

•	The number of shares of Class 1 common stock to be outstanding after this offering is 16,666,667 (representing approximately 18% of our equity interest and 69% of the voting power of our common stock).

•	The holders of Class 1 common stock are entitled to 10 votes per share and the holders of Class 2 common stock are entitled to one vote per share on all matters that are subject to stockholder vote.

•	The number of shares of Class 2 common stock to be outstanding after this offering is based on 66,127,375 shares of Class 2 common stock outstanding as of March 31, 2018, after giving effect to the voluntary conversion by Privateer Holdings, Inc. of 58,333,333 shares of our Class 1 common stock into 58,333,333 shares of our Class 2 common stock immediately prior to the effectiveness of the Registration Statement and the conversion of all outstanding shares of our Series A preferred stock into an aggregate of 7,794,042 shares of our Class 2 common stock immediately prior to the closing of this offering.

The section titled “Principal Stockholders” has been amended to read as follows:

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2018, after giving effect to the conversion of all of our Series A preferred stock into Class 2 common stock, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class 1 common stock or Class 2 common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of shares beneficially owned before the offering shown in the table is based on shares of common stock outstanding as of June 30, 2018, after giving effect to (1) the voluntary conversion of 58,333,333 shares of our Class 1 common stock into 58,333,333 shares of our Class 2 common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and (2) the conversion of all of our Series A preferred stock into Class 2 common stock. The percentage of shares beneficially owned after this offering assumes the sale by us of 9,000,000 shares of Class 2 common stock in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including stock options that are exercisable within 60 days of June 30, 2018. Our shares of Class 2 common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Tilray, Inc., 2701 Eastlake Avenue E., 3rd Floor, Seattle, WA 98102.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After the Offering
	Class 1		Class 2		% of Total Voting Power+	Class 1		Class 2		% of Total Voting Power+
Name of Beneficial Owner	Number	Percent	Number	Percent		Number	Percent	Number	Percent
Greater than 5% stockholders:
Privateer Holdings, Inc.	16,666,667	100%	58,333,333	88%	97%	16,666,667	100%	58,333,333	78%	93%
Directors and Named Executive Officers:
Brendan Kennedy(1)	–	–	1,125,000	2%	*	–	–	1,125,000	2%	*
Edward Wood Pastorius, Jr.	–	–	–	–	–	–	–	–	–	–
Michael Auerbach(2)	–	–	296,741	*	*	–	–	296,741	*	*
Rebekah Dopp	–	–	–	–	–	–	–	–	–	–
Maryscott Greenwood	–	–	–	–	–	–	–	–	–	–
Christine St.Clare	–	–	–	–	–	–	–	–	–	–
All current executive officers and directors as a group (7 individuals)	–	–	1,421,741(3)	2%	*	–	–	1,721,741(4)	2%	*

*	Represents beneficial ownership of less than one percent
+	Represents the voting power with respect to all shares of our Class 1 common stock and Class 2 common stock, voting as a single class. Each share of Class 1 common stock will be entitled to 10 votes per share and each share of Class 2 common stock will be entitled to one vote per share. The holders of Class 1 common stock and Class 2 common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in the section titled “Description of Capital Stock—Common Stock—Voting Rights.”
(1)	Represents 1,125,000 shares underlying options to purchase shares of Class 2 common stock that are exercisable within 60 days of June 30, 2018. Mr. Kennedy, an executive officer and member of our board, is the Executive Chairman and member of the board of directors of Privateer Holdings. The address for Privateer Holdings is 2701 Eastlake Avenue E., 3rd Floor, Seattle, WA 98102.
(2)	Represents 296,741 shares held by Murphy Ofutt Tilray, LLC. Mr. Auerbach is the general partner of Murphy Ofutt Tilray, LLC and has voting and dispositive power over the shares. The address for Murphy Ofutt Tilray, LLC is 135 Grand Street, 2nd Floor, New York, New York 10013.
(3)	Represents (a) 296,741 shares of Class 2 common stock and (b) 1,125,000 shares underlying options to purchase shares of Class 2 common stock that are exercisable within 60 days of June 30, 2018.
(4)	Represents (a) 296,741 shares of Class 2 common stock and (b) 1,425,000 shares underlying options to purchase shares of Class 2 common stock that are exercisable within 60 days of June 30, 2018 (including 300,000 shares that will vest immediately upon the closing of this offering).

Under the section titled “Description of Capital Stock,” the following updates have been made:

•	The holders of Class 1 common stock are entitled to 10 votes per share and the holders of Class 2 common stock are entitled to one vote per share on all matters that are subject to stockholder vote.

•	The transfer agent and registrar for our Class 2 common stock is Philadelphia Stock Transfer, Inc. The transfer agent and registrar’s address is 2320 Haverford Road, Suite 230, Ardmore, PA 19003 and its phone number is (484) 416-3124.

Tilray has filed a registration statement (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectuses in that registration statement and other documents Tilray has filed with the SEC for more complete information about Tilray and this offering. Copies of the U.S. Preliminary Prospectus may be obtained from the SEC’s website or from Cowen by contacting Cowen c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department. Phone: (631) 592-5975. Copies of the Canadian Preliminary Prospectus may be obtained from www.sedar.com or from BMO Capital Markets by contacting BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca.